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SEC FILE NUMBER:  001-08106
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CUSIP NUMBER:
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

(Check One): _X_Form 10-K __Form 20-F __Form 11-K __Form 10-Q __Form N-SAR

For Period Ended: December 31, 2002

[   ] Transition Report on Form 10-K and Form 10-KSB
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q and Form 10-QSB
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

             Read Instructions (on back page) Before Preparing Form.
                       Please Print or Type
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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MASTEC, INC.
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Full Name of Registrant

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Former Name if Applicable

3155 N.W. 77th Avenue
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Address of Principal Executive Office (Street and Number)

Miami, Florida  33122-1205
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
 _X_ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MasTec, Inc. is unable to timely file its Annual Report on Form 10-K without unreasonable effort and expense because MasTec's accountants have not concluded their work in connection with the audited financial statements for the year ended December 31, 2002. As a result, MasTec cannot file its Annual Report on Form 10-K until the financial statements are concluded.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Donald P. Weinstein		(305) 		    599-1800
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	(Name) 	                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed?  If answer is no, identify report(s).   __x__Yes    ____No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?   __x__Yes    ____No
     (Please see explanation on page 3.)

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

				MASTEC, INC.
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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 	March 31, 2003	             By /s/ Donald P. Weinstein
                                        -------------------------------
				     Title Executive Vice President and
                                     Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


PART IV - OTHER INFORMATION FOR QUESTION 3

MasTec's results of operations for the year ended December 31, 2002 will reflect a significant change as compared to the comparable period in the prior year. Consolidated results for the year ended December 31, 2002 will reflect a higher net loss than the net loss of $92.4 million or $1.93 per share for the year ended December 31, 2001.



                              ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C 1001).

                        GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (SS 232.13(b) of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (SS 232.13(b) of this chapter).